Christopher S. Auguste
Phone  212-715-9265
Fax  212-715-8277
cauguste@KRAMERLEVIN.com

July 6, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Viggle Inc. (f/k/a Function(x) Inc.)
Amendment No. 8 to Registration Statement on Form S-1
Filed June 8, 2012
File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated June 27, 2012 (the “Comment Letter”) to Robert F.X. Sillerman, Chief Executive Officer of Viggle Inc. (“Viggle” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 8 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the “SEC”).

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 8 to Registration Statement on Form S-1 Filed June 8, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

General

1.	Please expand this section to summarize the information provided in response to prior comment 7, and explain why management chose to divest its majority share of TIPPT Media.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the Amendment No. 9 to explain why management chose to divest its majority share of TIPPT Media.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
July 6, 2012
Page

Liquidity and Capital Resources, page 19

2.
Your response to prior comment 2 references a revenue-to-rewards cost ratio of 32.8% as of the end of May, 2012. Please revise to clarify whether this figure encompasses year-to-date figures, or if it represents the ratio from April 1, 2012 to May 31, 2012. Please also revise to provide the basis for your belief that you “should be able to drive your Revenue-to-Rewards Cost ratio higher over the next 12 months.” It appears that at your current revenue-to-reward cost ratio, you will generate significant operating losses unless you are able to generate revenues in excess of your rewards cost. Your disclosures should clarify such challenges to grow your revenue and discuss how your increasing your membership size may lead to greater losses.

In response to the Staff’s comment, we have revised the disclosure on page 21 to clarify that the revenue-to-rewards cost ratio of 32.8% was for the month of May 2012, the improvement of the rewards-to-revenue ratio was a result of an increase in revenue and addition of lower cost rewards, the challenges to grow revenue and that the growth of our membership may result in greater losses if we do not increase our revenue per user to above the average cost per user.

Note 14. Subsequent Events

TIPPT Media Inc., page S-16

3.
Your response to prior comment 7 indicates that members of your management were “familiar with the principals of the 100 Mile Group, LLC….” Please explain further to us the nature of the relationships between your management and the principals of the 100 Mile Group, LLC and TIPPT.

For the Staff’s information, the Marquee Group, a public company founded by Robert F.X. Sillerman, purchased ABC Records from a group of owners that included Jesse Itzler of The 100 Mile Group.  This relationship ended over ten years ago with the disposition of the business.  In addition, Mr. Itzler was part of a management team that formed a company called eSuperStars in 1999, and SFX Entertainment invested in that company at a time in which Mr. Sillerman was Chairman of SFX Entertainment.  However, SFX Entertainment was sold in 2000 and thereafter Mr. Sillerman had no involvement with eSuperStars.  Additionally, Mr. Itzler was one of the owners with an interest in, but not the primary contact of, a company involved in proposed Anguilla real estate sales that ended in 2007.  Mr. Sillerman was a principal in such project and Mr. Nelson and Mr. Manning were officers.  Mr. Itzler had been a principal of Marquis Jets, through which Mr. Sillerman purchased a fractional interest in a jet, which interest was contributed to Viggle when it purchased its interest in the jet. CKX, Inc., for which Mr. Sillerman served as the Chairman and Chief Executive Officer, entered into a loan and consulting transaction with a company for which Mr. Itzler served as a principal in 2007.  CKX may still be involved in that transaction, but Mr. Sillerman’s position with CKX terminated in May 2010.  Mr. Sillerman has had no other business relationship with any principal of TIPPT, and no other directors or senior officers of Viggle have or have had any business relationship with The 100 Miles Group, TIPPT or any principal of TIPPT.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
July 6, 2012

4.
You state in your response to prior comment 8 that the $500,000 charge taken as of March 31, 2012, related to the additional $500,000 the company agreed to loan TIPPT pursuant to the Amended and Restated Promissory Note. Considering the Amended and Restated Promissory Note was not entered into until May 14, 2012, tell us why you fully reserved this amount as of March 31, 2012. Tell us the accounting entries as of March 31, 2012 relating to this transaction and the guidance you relied on in accounting for this transaction as of such date.

The Company made the determination to modify its investment in TIPPT during the third fiscal quarter of 2012.  The Company based this determination in part on the few celebrities signed up during the third fiscal quarter to participate in the TIPPT business and the cash requirements of TIPPT which the Company would be obligated to lend to TIPPT under the $20 million credit line.  The Company entered into discussions with TIPPT’s management during the third fiscal quarter and as a result the Company was able to determine that it was probable the Company would be required to fund an additional $500,000 to complete the modification of the investment.  The Company determined that the additional $500,000 was related to activities and actions taken by the Company in the third fiscal quarter and accordingly should be recorded in the third fiscal quarter.  The Company used the guidance provided in FASB 450-20-25-2 in determining the recognition of the loss.

Contemporaneously, the Company determined that it was unlikely TIPPT had the financial resources to repay the additional $500,000.  Accordingly, the Company accrued the $500,000.  The accounting entries to accomplish this were a debit to SG&A for $500,000 and credit to Other Current Liabilities for $500,000.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
July 6, 2012

5.
We note that in addition to the $500,000 due under the Amended and Restated Promissory Note, TIPPT agreed to pay the $701,000 outstanding under their previously existing line of credit. We further note that as consideration for 50% of your ownership interest in TIPPT, you entered into a $500,000 Purchase Money Note due December 31, 2016. Please explain further why you accepted payment in the form of a promissory note and also agreed to provide additional funds under the Amended and Restated Promissory Note when it appears that you believed TIPPT had no means to repay such funds. In this regard, we note your response to comment 8 where you indicate that TIPPT Media has substantially no assets or operating income or any history of operating income and accordingly, you reserved for the $500,000 Purchase Money Note and the $1,201,000 due under the Amended and Restated Promissory Note. Please explain further and revise your disclosures accordingly to more clearly convey the business purpose for these transactions.

When the Company invested in TIPPT, there was no business in place and TIPPT’s business plan was only a concept.  The Company believed that TIPPT could create a viable business through a very quick ramp-up by signing up celebrities with significant social media followers to participate in the TIPPT business.  Once a substantial number of celebrities were signed up, TIPPT planned a launch of a commercial business website to sell coupons to its celebrities’ social media followers.

When the Company made its investment in TIPPT, TIPPT’s sole asset was a contractual relationship with The 100 Mile Group.  The 100 Mile Group had relationships with certain celebrities and was engaged by TIPPT to sign up celebrities to participate in the TIPPT business plan.  The Company agreed to provide TIPPT with a $20 million line of credit to provide funds to sign up celebrities and develop the commercial website.  The social media business landscape is rapidly evolving and the Company believed that in order for TIPPT to fit into the Company’s business plans, TIPPT needed to very quickly sign up a significant number of celebrities with a large number of social media followers.  Although TIPPT and The 100 Mile Group had discussions and sent contracts to numerous celebrities, during the third [fiscal] quarter it became clear to the Company that the process was going to take significantly longer than originally contemplated.  This delay in executing the TIPPT business plan was not consistent with the Company’s business plan and its reason for investing in TIPPT.

Therefore, the Company decided to modify its investment in TIPPT.  TIPPT’s management continues to believe in the viability of their business plan and the parties negotiated an agreement whereby TIPPT would continue to develop it business plan and the Company would reduce its investment. The Company provided $500,000 of additional funding in exchange for promissory notes, which would give TIPPT leeway to raise additional funds and to develop its business and the ability to pay its obligations.  TIPPT is a startup company and as such does not have the current financial resources to repay the promissory notes.  However, if the TIPPT management team is successful in executing its business plan, the promissory notes may be repaid and the Company would realize a return on its investment.  The Company and TIPPT believe this was an equitable arrangement which was negotiated on an arm’s length basis between the two parties.

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Mr. Mark P. Shuman
United States Securities and Exchange Commission
July 6, 2012

On February 7, 2012, the SEC opened a formal order of investigation relating to certain dealings in the Company’s securities by an unaffiliated third party.

On June 11, 2012, the Company received an informal request from the staff of the SEC for the voluntary production of certain documents relating to certain aspects of the Company’s business and technology.  The Company provided documents in response to such request on July 2, 2012. The Company intends to fully cooperate with the SEC regarding this matter.

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Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

/s/ Christopher S. Auguste

Christopher S. Auguste

CSA:cr

cc:  Mitchell J. Nelson (w. encl.)